QuickLinks -- Click here to rapidly navigate through this document

Exhibit 2.3

HBC STOCKHOLDER SUPPORT AGREEMENT

        This HBC STOCKHOLDER SUPPORT AGREEMENT (this "Agreement") is made as of June 11, 2002, by and among Univision Communications Inc., a Delaware corporation ("Univision"), Univision Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Univision (the "Merger Sub"), and the Stockholders named on Exhibit A hereto (each a "Stockholder").

        WHEREAS, each Stockholder is, as of the date hereof, the record and beneficial owner of the shares of Class A and Class B Common Stock, par value $0.001 per share (the "Common Stock"), of Hispanic Broadcasting Corporation, a Delaware corporation ("HBC"), set forth next to such Stockholder's name on Exhibit A hereto (with respect to each Stockholder, such "Stockholder's Shares"); and

        WHEREAS, Univision, Merger Sub and HBC concurrently herewith are entering into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub and HBC upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger") (all capitalized terms used herein but not defined have the respective meanings as set forth in the Merger Agreement); and

        WHEREAS, as a condition to the willingness of Univision and Merger Sub to enter into the Merger Agreement, and in order to induce Univision and Merger Sub to enter into the Merger Agreement, each Stockholder has agreed to enter into this Agreement.

        NOW, THEREFORE, in consideration of the execution and delivery by Univision and Merger Sub of the Merger Agreement and the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        SECTION 1.    Representations and Warranties of the Stockholders. Each Stockholder hereby severally but not jointly represents and warrants, to Univision and Merger Sub as follows:

          (a)  Such Stockholder is the record and the direct or indirect beneficial owner of such Stockholder's Shares.

          (b)  Such Stockholder, if a corporation, is duly organized, validly existing and in good standing under the laws of its respective jurisdiction, has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the performance of such Stockholder's obligations hereunder.

          (c)  This Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

          (d)  Neither the execution and delivery of this Agreement nor the consummation by such Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which such Stockholder is a party or bound or to which any of such Stockholder's Shares are subject. Consummation by such Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to such Stockholder or such Stockholder's Shares.

          (e)  Such Stockholder's Shares and the certificates representing such Stockholder's Shares are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for (i) encumbrances under that certain Amended and Restated Stockholder's Agreement dated December 1, 1998 among McHenry T. Tichenor, Jr. ("Tichenor"), HBC, Clear Channel Communications, Inc. ("Clear Channel") and the other parties named therein, (ii) any such encumbrances arising hereunder, (iii) a bona fide pledge to secure financing, and (iv) with respect to Tichenor, Warren W. Tichenor, William E. Tichenor or Jean T. Tichenor (collectively, the "Tichenor Family"), encumbrances arising under that certain Voting Agreement dated July 1, 1996 among Tichenor and the other parties named therein (the "Voting Agreement"); provided, however, that such Stockholder may transfer all or a portion of such Stockholder's Shares pursuant to Section 4 of this Agreement.

        SECTION 2.    Representations and Warranties of Univision and Merger Sub. Each of Univision and Merger Sub hereby, jointly and severally, represents and warrants to each Stockholder as follows:

          (a)  Univision is a corporation duly organized, validly existing and in good standing under the laws of Delaware, has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.

          (b)  This Agreement has been duly authorized, executed and delivered by each of Univision and Merger Sub and constitutes the legal, valid and binding obligation of each of Univision and Merger Sub, enforceable against each of them in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

          (c)  Neither the execution and delivery of this Agreement nor the consummation by each of Univision and Merger Sub of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Univision or Merger Sub is a party or bound. The consummation by each of Univision and Merger Sub of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to either Univision or Merger Sub.

        SECTION 3.    Voting of Shares; Waiver of Appraisal Rights.

          (a)  Each Stockholder hereby agrees that, during the term of this Agreement, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock, such Stockholder will appear at the meeting or otherwise cause all of such Stockholder's Shares, plus any shares of Common Stock acquired by such Stockholder after the date hereof, less any shares of Common Stock transferred in accordance with the terms of Section 4, to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) all of such Stockholder's Shares, plus any shares of

  Common Stock acquired by such Stockholder after the date hereof, less any shares of Common Stock transferred in accordance with the terms of Section 4, or, in the case of each member of the Tichenor Family, inform the Administrator under the Voting Agreement that he desires his shares to be voted, (i) in favor of adoption of the Merger Agreement and (ii) against any action or agreement which would impede, interfere, with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, sale of assets, issuance of capital stock, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company.

          (b)  Each Stockholder hereby waives, and agrees not to exercise or assert, any applicable appraisal rights under Section 262 of the Delaware General Corporation Laws in connection with the Merger.

        SECTION 4.    Transfer of Shares.

          (a)  Prior to the termination of this Agreement, no Stockholder shall: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge (except as provided in Section 1(e)(iii)), transfer by testamentary disposition or interspousal disposition pursuant to a domestic relations proceeding, or other disposition including but not limited to a merger, consolidation or other transfer by operation of law), or consent to any transfer of, any or all of such Stockholder's Shares or any interest therein; provided, that each Stockholder shall be entitled to transfer 100,000 shares in any 12 month period and, provided further, that Clear Channel may transfer additional shares upon Univision's prior written consent not to be unreasonably withheld or delayed (which consent will not be deemed unreasonably withheld if such transfer would have the effect of preventing or significantly impeding or interfering with the Merger) if such shares remain subject to the terms of this Agreement pursuant to an assignment and assumption (in form and substance, and to a transferee, reasonably acceptable to Univision) executed by the parties to such transaction and delivered to Univision (which assignment and assumption agreement would also contain a release of Clear Channel from this Agreement with respect to such shares transferred); provided, further that Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor shall collectively be entitled to transfer up to, but not exceeding, 4,000,000 shares of Common Stock (such 4,000,000 shares shall be allocated proportionately among Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor based upon each such person's shareholdings in HBC as of the date of this Agreement) to a lender in satisfaction of any obligation related to a bona fide pledge to secure financing as contemplated by Section 1(e)(iii); (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Stockholder's Shares or any interest therein (other than a transfer permitted under clause (i) or made pursuant to the last sentence of this subsection(a)); (iii) grant any proxy other than to vote in favor of the Merger, power-of-attorney or other authorization or consent in or with respect to such Stockholder's Shares, provided that any existing voting agreement or arrangement with respect to such Stockholder's Shares shall not be a violation of this provision; or (iv) deposit such Stockholder's Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Stockholder's Shares. Notwithstanding the foregoing, Clear Channel may enter into an unlimited number of transactions involving its Stockholder's Shares, plus any shares of Common Stock acquired by Clear Channel after the date hereof, including transactions involving puts, calls, swaps, hedges and other derivatives of such Stockholder's Shares (or securities convertible into or exchangeable for such shares) so long as either (x) Clear Channel retains the right to vote such shares, or to cause such shares to be voted, in accordance with this Agreement or (y) such shares remain subject to the terms of this Agreement pursuant to an assignment and assumption in form and substance, and to a transferee, reasonably acceptable to Univision executed by the parties to such transaction and delivered to

  Univision (which assignment and assumption agreement would also contain a release of Clear Channel from this Agreement with respect to such shares transferred).

          (b)  Notwithstanding anything contrary in this Section 4, a Stockholder may transfer any or all of such Stockholder's Shares or any interest therein to its '33 Act Affiliates; provided that such transfer shall only be valid if such Stockholder's Shares remain subject to the terms of this Agreement and the parties to such transaction execute and deliver to Univision an assignment and assumption agreement in form and substance reasonably acceptable to Univision providing that such Stockholder's Shares remain subject to this Agreement.

          (c)  Notwithstanding anything contrary in this Section 4, the members of the Tichenor Family agree not to transfer Common Stock in a manner that would cause such members of the Tichenor Family to collectively own less than a majority of the shares of Common Stock subject to, on the date hereof, the Voting Agreement.

        SECTION 5.    Alternative Proposal. Each Stockholder agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any proposed Alternative Proposal. Each Stockholder agrees that it will not, and will use its best efforts to ensure that its officers, directors, employees, investment bankers, attorneys, accountants and other agents do not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Alternative Proposal, (ii) enter into any agreement with respect to any Alternative Proposal, or (iii) in the event of an unsolicited written proposed Alternative Proposal, engage in negotiations or discussions with, or provide any information or data to, any person (other than Purchaser, any of its affiliates or representatives and except for information which has been previously publicly disseminated by HBC) relating to any proposed Alternative Proposal.

        SECTION 6.    Further Assurances; Stockholder Capacity.

          (a)  Each Stockholder shall, upon request of Univision or Merger Sub, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Univision or Merger Sub to be necessary or desirable to carry out the provisions hereof.

          (b)  Nothing in this Agreement shall be construed to prohibit any Stockholder or any affiliate of any Stockholder who is a member of the Board of Directors of HBC from taking any action solely in his capacity as a member of the Board of Directors of HBC to the extent specifically permitted by the Merger Agreement.

        SECTION 7.    Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earlier of (a) the date that the Merger Agreement is terminated in accordance with its terms or (b) the Effective Time (as defined in the Merger Agreement).

        SECTION 8.    Expenses. All fees and expenses incurred by any one party hereto shall be borne by the party incurring such fees and expenses.

        SECTION 9.    Public Announcements. Each of Univision, Merger Sub, and each Stockholder agrees that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law or by obligations imposed pursuant to any listing agreement with the New York Stock Exchange and (ii) the party making such disclosure has first used its best efforts to consult with the other party about the form and substance of such disclosure.

        SECTION 10.    Miscellaneous.

          (a)  All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

            (A)  if to any Stockholder, to the address set forth next to such Stockholder's name on Exhibit A hereto;

            and

            (B)  if to the Univision or Merger Sub, to:

        1999 Avenue of the Stars
        Los Angeles, California 90067
        Telecopy: (310) 556-1526
        Attention: C. Douglas Kranwinkle, Esq.

        with a copy to:

        O'Melveny & Myers LLP
        1999 Ave. of the Stars, Suite 700
        Los Angeles, CA 90067
        Telecopy: 310-246-6779
        Attention: Kendall R. Bishop, Esq.

          (b)  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (c)  This Agreement may be executed in two or more counterparts (including by telecopy), each of which shall be deemed an original but all of which shall be considered one and the same agreement.

          (d)  This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof.

          (e)  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

          (f)    Except as specifically provided in Section 4 hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective heirs, executors, administrators, successors and assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

          (g)  If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          (h)  Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and

  (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in any state or federal court.

          (i)    No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

  [Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, Univision, Merger Sub and each Stockholder has executed and delivered or caused this Agreement to be duly executed and delivered as of the date first written above.

UNIVISION COMMUNICATIONS INC.
By:	/s/ C. DOUGLAS KRANWINKLE
	Name:	C. Douglas Kranwinkle
	Title:	Executive Vice President

UNIVISION ACQUISITION CORPORATION
By:	/s/ C. DOUGLAS KRANWINKLE
	Name:	C. Douglas Kranwinkle
	Title:	Vice President & Secretary

CLEAR CHANNEL COMMUNICATIONS, INC.
By:	/s/ RANDALL MAYS
	Name:	Randall Mays
	Title:	Chief Financial Officer, Executive Vice President

/s/ MCHENRY TICHENOR, JR. McHenry Tichenor, Jr.

/s/ WARREN W. TICHENOR Warren W. Tichenor

/s/ WILLIAM E. TICHENOR William E. Tichenor

/s/ JEAN T. TICHENOR Jean T. Tichenor

EXHIBIT A

STOCKHOLDERS	SHARES OWNED
Clear Channel Communications, Inc. 200 East Basse Road San Antonio, TX 78209 Telecopy: (210) 822-2299	28,312,940
McHenry T. Tichenor, Jr. 3102 Oak Lawn Avenue, Suite 215 Dallas, TX 75219 Telecopy: (214) 525 7830	3,075,818
Warren W. Tichenor 45 N.E. Loop 410 Suite 655 San Antonio, TX 78216	4,465,054
William E. Tichenor 3102 Oak Lawn Avenue, Suite 215 Dallas, TX 75219 Telecopy: (214) 525 7830	1,507,314
Jean T. Tichenor 3102 Oak Lawn Avenue, Suite 215 Dallas, TX 75219 Telecopy: (214) 525 7830	2,682,132

Exhibit A

QuickLinks

HBC STOCKHOLDER SUPPORT AGREEMENT